UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35095

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
125 Highway 515 East, PO Box 398
Blairsville, GA 30514

UNITED COMMUNITY BANKS, INC.

401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of United Community Banks, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of United Community Banks, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Porter Keadle Moore, LLC
We have served as the Plan’s auditor since 1994.

Atlanta, Georgia
June 26, 2019

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Cash	$5	$3
Investments at fair value:
Common stock of United Community Banks, Inc.	5,827,023	9,913,463
Stable value common trust fund	7,120,418	5,613,223
Shares of registered investment company mutual funds	103,401,252	103,336,765
Total investments	116,348,693	118,863,451
Receivables:
Accrued dividends	43,440	35,249
Total receivables	43,440	35,249
Total assets	116,392,138	118,898,703
Liabilities:
Other payables	237,943	265,491
Total liabilities	237,943	265,491
Net assets available for benefits	$116,154,195	$118,633,212

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018

Additions to net assets attributed to:
Investment returns:
Interest and dividends	$8,721,723
Net depreciation in fair value of investments	(17,224,392)
Total investment returns	(8,502,669)

Contributions:
Employer match	4,729,492
Employee deferrals	8,939,049
Employee rollovers and other	3,221,725
Total contributions	16,890,266
Total additions	8,387,597

Deductions from net assets attributed to:
Distributions paid to participants	10,553,360
Administrative expenses	302,449
Other	10,805
Total deductions	10,866,614

Decrease in net assets available for benefits	(2,479,017)
Net assets available for plan benefits:
Beginning of year	118,633,212
End of year	$116,154,195

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Employees of the Company participating in the Plan are entitled to make contributions to the Plan in amounts ranging from 2% to 75% of their annual base salary and commissions, subject to mandated maximum limitations. Effective March 1, 2018, the Company matches 100% of participant deferral contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service. Prior to March 1, 2018, the Company matched 70% of participant deferral contributions up to 5% of the participant’s annual base salary and commissions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations. The Plan provides for automatic participant deferral contributions of 5% of compensation on behalf of each eligible employee who does not affirmatively elect against automatic contributions.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant’s vested account.

Vesting
Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing future Company contributions to the Plan.

In-Service Withdrawals
The Plan allows in-service withdrawals for active employees who have attained the age of 59 ½ years. Only one in-service withdrawal may be made by a participant during a calendar year for a minimum amount of $1,000.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment. Benefits are recorded when paid.

Administrative Expenses
The Plan pays substantially all administrative expenses.

Forfeited Accounts
At December 31, 2018 and 2017, forfeited non-vested accounts approximated $8,000 and $21,000, respectively. These amounts will be used to reduce future Company contributions or to reduce Plan expenses at the discretion of the Plan sponsor.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared using the accrual method of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are carried at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a practical expedient, the fair value of the stable value common trust fund is estimated using the net asset value (“NAV”) per share of the fund. See Note 5 for further information on fair value.

Securities transactions are recorded on the trade date. Interest income is recorded on an accrual basis when it is earned. Dividend income is recorded on the ex-dividend date.

The net returns from investment activity include realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the Plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends on the Company’s common stock and mutual fund shares.

Risks and Uncertainties
The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan's investment in the Company's common stock represented 5% and 8% of total investments at December 31, 2018 and 2017, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. Effective January 1, 2015, participants could no longer invest additional funds in the Company’s common stock, although existing balances invested in the Company’s common stock can be maintained.

(3)	Tax Status

The Plan obtained its latest determination letter on August 2, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(4)	Party-In-Interest Transactions

During the course of the year, the Plan entered into certain party-in-interest transactions with the Company and T. Rowe Price Trust Company (the “Trustee”). The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2018, the Plan recorded dividends of approximately $170,000 on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2018 Plan year.

Administrative fees are paid by the Plan to the Trustee, which functions as the trustee, custodian and record keeper for the Plan. The Trustee receives revenue from mutual fund service providers for services provided by the Trustee to the funds. A portion of

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

this revenue is shared with the Plan to offset certain amounts owed to the Trustee for administrative services provided to the Plan in the form of fee credits. Fee credits are included in other contributions on the Statement of Changes in Net Assets Available for Benefits. Gross fees totaled $302,449 for 2018 and are presented on the Statement of Changes in Net Assets Available for Benefits as administrative expenses. The gross fees incurred during 2018 for consulting services and record keeping amounted to $126,464 and $175,985, respectively.

(5)	Fair Value Measurements

In accordance with the fair value hierarchy established by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures, the Plan's assets are measured at fair value and categorized into one of the three levels of the hierarchy as set forth below.

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Valuation methodologies applied to investments reported at fair value are as follows:

Common stock: The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”), and its value is based on a quoted market price qualifying it as a Level 1 investment.

Mutual funds: Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities and are classified as Level 1 investments.

Common collective trust: The stable value common trust fund, a common collective trust which holds indirect investments in fully benefit-responsive investment contracts, is measured at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. The Plan’s investment in the stable value fund is not required to be classified within the fair value hierarchy since it is measured at NAV.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2018 and 2017.

December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$5,827,023	$—	$—	$5,827,023
Mutual funds	103,401,252	—	—	103,401,252
	$109,228,275	$—	$—	109,228,275
Common collective trust measured at NAV				7,120,418
Total investments at fair value				$116,348,693

December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$9,913,463	$—	$—	$9,913,463
Mutual funds	103,336,765	—	—	103,336,765
	$113,250,228	$—	$—	113,250,228
Common collective trust measured at NAV				5,613,223
Total investments at fair value				$118,863,451

The following table summarizes the plan's investment in the stable value fund, which uses NAV per share to measure fair value as a practical expedient for the periods presented.

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$7,120,418	N/A	Daily	12 months

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$5,613,223	N/A	Daily	12 months

The common collective trust is a stable value investment trust fund managed by T. Rowe Price (the "Stable Value Fund"), which invests in a variety of investment contracts such as separate account contracts and synthetic investment contracts issued by insurance companies, banks, and other financial institutions and other short-term investments. The objectives of the Stable Value Fund are to maximize current income consistent with the maintenance of principal and to provide benefit-responsive participant withdrawals at contract value. Participants may redeem trust units on a daily basis for withdrawal or transfer of all or a portion of their investment at contract value without restriction.
Events outside the normal operation of the Stable Value Fund that cause a withdrawal from an investment contract may result in a negative market value adjustment, which can limit the ability to transact at contract value with the issuers of its investment contracts. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. According to the Stable Value Fund's annual report, as of December 31, 2018, the occurrence of such an event is not considered to be probable.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

(6)	Benefits Paid After Year-End and Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2018 and 2017:

	December 31,
	2018	2017
Net assets available for benefits as reported in the the financial statements	$116,154,195	$118,633,212
Payable related to return of excess contributions	—	265,491
Net assets available for benefits as reported in the Form 5500	$116,154,195	$118,898,703

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2018, as reported in the financial statements to the Form 5500:

Change in net assets available for benefits as reported in the financial statements	$(2,479,017)
Change in payable related to return of excess contributions	(265,491)
Change in net assets available for benefits as reported in the Form 5500	$(2,744,508)

(7)	Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2018 through the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Employer Identification Number: 58-1807304, Plan Number: 001
Schedule H, Part IV, Line 4: Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	Identity of issuer or similar party (b)	Description of assets (c)			Cost (d)	Fair Value (e)
*	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	505,583	shares	N/A	$11,274,500
*	T. Rowe Price	T. Rowe Price Growth Stock Fund	175,177	shares	N/A	10,004,342
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth Fund	246,207	shares	N/A	9,429,742
*	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	602,705	shares	N/A	9,299,746
*	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	428,001	shares	N/A	8,358,857
	Vanguard Funds	Vanguard Institutional Index Fund	32,075	shares	N/A	7,298,767
*	T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund	7,120,418	shares	N/A	7,120,418
*	United Community Banks, Inc.	Common stock	271,529	shares	N/A	5,827,023
	Dimensional Fund Advisors	DFA Targeted Value I	290,540	shares	N/A	5,761,414
*	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	352,340	shares	N/A	5,729,049
	PIMCO Funds	PIMCO Total Return Bond Fund	508,612	shares	N/A	5,050,517
*	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	204,663	shares	N/A	4,713,393
*	T. Rowe Price	T. Rowe Price Institutional Large Cap Value Fund	205,495	shares	N/A	4,052,358
*	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	220,959	shares	N/A	3,458,002
*	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	221,951	shares	N/A	2,885,369
	American Beacon	American Beacon Stephens Small Cap Growth Fund	198,291	shares	N/A	2,742,364
	Harbor Funds	Harbor International Fund	70,712	shares	N/A	2,385,105
*	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	130,584	shares	N/A	2,119,368
*	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	133,374	shares	N/A	1,760,532
	Vanguard Funds	Vanguard Mid Cap Index Fund	9,605	shares	N/A	1,642,919
	Vanguard Funds	Vanguard Small Cap Index Fund	22,386	shares	N/A	1,415,492
	BlackRock	BlackRock Inflation Protected Bond Fund	119,400	shares	N/A	1,221,464
	Vanguard Funds	Vanguard Total International Stock Index Fund	40,112	shares	N/A	1,017,640
*	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	57,862	shares	N/A	773,615
	Vanguard Funds	Vanguard Total Bond Market Index Fund	56,912	shares	N/A	594,728
*	T. Rowe Price	T. Rowe Price Retirement 2060 Fund	32,360	shares	N/A	342,047
*	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	4,976	shares	N/A	61,410
*	T. Rowe Price	T. Rowe Price Government Money	8,512	shares	N/A	8,512
						116,348,693
*	Party-in-interest

(d)	N/A- Value is not applicable due to investment being participant directed.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc. 401(k) Plan

/s/ Jefferson L. Harralson
Jefferson L. Harralson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: June 26, 2019